Mail Stop 7010


February 8, 2006


Via U.S. mail and facsimile

S. Matthew Schultz
Chairman of the Board
Left Right Marketing Technology, Inc.
585 West 500 South, #180
Bountiful, UT 84010

Re: 	Left Right Marketing Technology, Inc.
Amendment No. 1 to Information Statement on Schedule 14C
Filed February 2, 2006
File No. 000-09047

Dear Mr. Schultz:

      We have reviewed your amended filing and your response and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We reissue comments one and eleven from our letter dated
January
24, 2006.  In this regard we note the following:

* It does not appear that the information you had previously incorporated by reference has been disclosed in your information statement. Please revise your filing to disclose this information.

* You may not incorporate by reference the information contained in
Annex C. Please remove this annex and disclose the relevant information in your information statement.

2. We read your response to comment nine of our letter dated
January
24, 2006. Please disclose the federal income tax consequences of the proposed merger. See Item 1004(a)(2)(vii) of Regulation M-A. In addition, please identify the counsel upon whose advice you are relying. See the disclosure in the section entitled "What are the tax implications of the merger with Strategic Gaming Investments, Inc.?"

3. Please disclose your responses to comments 10, 12 and 14 of our letter dated January 24, 2006 in your information statement.

Government Regulation, Licensing and Taxation

4. Please clarify why you have determined that government regulation of The Ultimate Poker League contest is "not probable." Why is your conclusion qualified in this manner? Please disclose your response in your revised information statement. To the extent that you relied on an opinion of counsel in reaching your conclusion, please identify counsel in your revised information statement. We note your response to comment 35 of our letter dated December 2, 2005.

5. Please clarify which government regulation you refer to in the first sentence of the first paragraph of this section.

6. We note the disclosure in numbered paragraph 8 in the section entitled "Plan of Operation and Milestones." To eliminate confusion, please clarify in this section the licensing requirements of the Nevada Gaming Control Board and any other state gaming control board.
In that regard, we note your response to comment 37 of our letter dated December 2, 2005.

7. Please revise to discuss the state and local regulations pertaining to contests and/or sweepstakes/games of chance referred to in the third paragraph of this section.

8. We reissue comment 16 of our letter dated January 24, 2006, as it does not appear that you have disclosed the response in your information statement.

*	*	*	*

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that is foiled on EDGAR with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.
      Please contact Andrew Schoeffler, Staff Attorney, at (202)
551-
3748 or, in his absence, Lesli Sheppard, Senior Staff Attorney, at
(202) 551-3708 with any questions.

Sincerely,



Pamela A. Long
Assistant Director
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S. Matthew Schultz
Left Right Marketing Technology, Inc.
February 8, 2006
Page 1





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
  CORPORATION FINANCE